UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For April 4 through April 7, 2008

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands
(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or
Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with
Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press releases:

•                                         KPN completes delisting at NYSE and files Form 15F, dated April 4, 2008;

•                                         Progress on share repurchase program KPN and cancellation of shares, dated April 7, 2008.

Press release

KPN completes delisting at NYSE and files Form 15F	Date
4 april 2008

Number
020pe

KPN confirms that the delisting of its American Depositary Receipts (ADRs) from the New York Stock Exchange (NYSE) has become effective today. This follows the filing of a Form 25 with the Securities and Exchange Commission (SEC) on March 25, 2008. As of today, KPN has replaced its ADR program with a Level I ADR program, which allows investors to trade KPN ADRs in the U.S. over-the-counter (OTC) market (ticker symbol: KKPNY).

Today, KPN filed a Form 15F with the SEC to deregister and terminate its reporting obligations under the U.S. Securities Exchange Act. Upon the filing of the Form 15F, KPN’s reporting obligations under the U.S. Securities Exchange Act were immediately suspended. The deregistration will be effective 90 days after the filing, unless the Form 15F is withdrawn by KPN prior to such time. KPN reserves the right to withdraw for any reason the filing of the Form 15F.

KPN earlier provided written notice of its intention to delist its ordinary shares from the London Stock Exchange as of April 24, 2008, and from the Frankfurt Stock Exchange in the third quarter of 2008. KPN reserves the right to withdraw its requests for delisting for any reason prior to their effectiveness.

Press release

Progress on share repurchase program KPN and cancellation of shares	Date
7 April 2008

Number
021pe

Further to the share repurchase program announced on 5 February 2008, KPN announces that, during 31 March to 4 April 2008, it has repurchased 1,950,000 KPN ordinary shares at an average price of EUR 10.89. To date, approximately 23% of the repurchase program has been completed. The repurchase program that started on 22 February 2008 will run through 31 December 2008.

On 1 April 2008 KPN concluded the cancellation of 40,579,700 ordinary shares which were repurchased as part of the EUR 0.5 billion share repurchase program, announced on 3 September 2007 and completed on 20 December 2007. Following this cancellation KPN will have 1,802,902,513 ordinary shares outstanding.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: April 8, 2008	By:	/s/ MICHEL HOEKSTRA
Michel Hoekstra Legal Counsel